Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	Years Ended December 31,
	2013	2014	2015	2016	2017
Income (loss) from continuing operations before income taxes	$2,087	$1,818	$1,580	$1,108	$764
Add: Fixed charges	2,213	2,066	2,077	2,445	2,975
Total earnings	$4,300	$3,884	$3,657	$3,553	$3,739
Interest expense	$2,210	$2,063	$2,074	$2,441	$2,971
Rental expense, net of income	3	3	3	4	4
Total fixed charges	2,213	2,066	2,077	2,445	2,975
Preferred stock dividends	31	10	—	—	—
Total fixed charges and preferred stock dividends	$2,244	$2,076	$2,077	$2,445	$2,975
Ratio of earnings to fixed charges(1)	1.94	1.88	1.76	1.45	1.26
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.92	1.87	1.76	1.45	1.26

(1) For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.